UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON MARCH 16, 2017

1.                                     Date, Time and Place: Held on March 16, 2017, at 8:30AM, at the headquarters of Fibria Celulose S.A. (“Company”), located at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: The members of the Board of Directors were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The totality of the sitting members of the Board of Directors, that is, Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Henrique Batista de Souza Schmidt, Raul Calfat and Marcos Barbosa Pinto.

4.                                     Presiding:                                    Mr. José Luciano Duarte Penido — Chairman of the Board of Directors. Mrs. Claudia Elisete Rockenbach Leal — Secretary

5.                                     Agenda: In accordance with the article 17 of the Company’s Bylaws, deliberate about: (i) election of Mr. Leonardo Mandelblatt de Lima Figueiredo to the position of Board of Directors’ alternate member; (ii) election of Mr. Leonardo Mandelblatt de Lima Figueiredo to the position of member of the Finance Committee; (iii) increase the Company´s credit limit with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”); (iv) rectification of property donation deed and regularization of an exchange of properties (“Negotiations with Real Estate Assets”); (v) program of acquisition of nominative book-entry common shares issued by the Company with no par value; and (vi) Phantom Shares Plan; (vii) call notice of the Annual Shareholders’ Meeting and of Extraordinary Shareholders’ Meeting to be held on April 28, 2017; (viii) annual performance feedback of the Chief Executive Officer; and (ix) Board of Directors Evaluation process.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to:

6.1.                                                                          In view of the vacancy of the position, pursuant article 12, item III of the Bylaws, by their unanimous vote and without reservations and/or qualifications, elect Mr. Leonardo Mandelblatt de Lima

Figueiredo, Brazilian citizen, married, entrepreneur, bearer of the ID Card RG no. 106.533.60-7 DIC RJ, enrolled with the CPF/MF under no. 044.878.356-82 070.969.007-05, with commercial domicile at Avenida República do Chile no. 100, 11 floor, center, city of Rio de Janeiro, State of Rio de Janeiro, zip code 20031-917, with term of office until the first Shareholder’s Meeting to be held after the date hereof.

6.2.                           In view of the deliberation in item 6.1 above, and pursuant article 17, item XXII of the Bylaws and article 3rd of the Internal Rules of the Finance Committee, by their unanimous vote and without reservations and/or qualifications, elect Mr. Leonardo Mandelblatt de Lima Figueiredo, Brazilian citizen, married, entrepreneur, bearer of the ID Card RG no. 106.533.60-7 DIC RJ, enrolled with the CPF/MF under no. 044.878.356-82 070.969.007-05, with commercial domicile at Avenida República do Chile No. 100, 11 floor, center, city of Rio de Janeiro, State of Rio de Janeiro, zip code 20031-917, whose mandate will match the Board of Directors’ term of office.

6.3.                           Approve, pursuant article 17, items XVII and XIX, by a majority of votes and without reservations and/or qualifications, those legally impeded abstaining from voting, as per item 6.3.1 below, the increase in credit limit granted by BNDES to the Company to an amount up to one billion and three hundred million reais (R$ 1.300.000.000,00), by means of the execution of Revolving Credit Finance Agreement.

6.3.1.                After the Chairman enquire all the Board members about potential interest conflicts to vote this item, Mr. Eduardo Rath Fingerl and Mr. Ernesto Lozardo  declare that they are not prevent to vote this subject.

6.3.2.                Considering the terms and conditions of the Revolving Credit Finance Agreement, approved in item 6.3 above, approve, in accordance with article 17, item XVI of the Bylaws, the constitution of a second degree in rem guarantee (mortgage) over the real estate property registered with the Real Estate Registry of Três Lagoas, State of Mato Grosso do Sul, under No. 47.281, owned by Fibria-MS Celulose Sul Mato-Grossense Ltda., a Company subsidiary, being included in such mortgage “industrial unity H1” and “industrial unity H2”, as well as any constructions, building, facilities, machinery, equipment, betterment, accessions and/or belongings that are incorporated or that are permanently installed or operated or that may be installed or operated in such unities, as applicable, except for the machinery and equipment that already serve as collateral to other institutions.

6.3.3.                The Executive Board of Officers and its attorneys-in-fact duly designated are hereby authorized to practice all acts necessary to the execution of the agreement approved herein.

6.4                              Approve, pursuant article 17, item XV of the Bylaws, by their unanimous votes and without reservations and/or qualifications, the execution of a public deed by the Company in order to amend a donation public deed, recorded on book 08-CD, term 852, page 181 of the Real Estate Registry of Posto da Mata, in the City of Viçosa, State of Bahia, executed by Aracruz Celulose S.A. (succeeded by the Company after a merger) and by Suzano Papel e Celulose S.A., by which these companies donated a real estate property located in the city of São Mateus, State of Espírito Santo, registered with the Real Estate Registry under No. 20.148, with a total area of 56,0500 hectares, valued at R$170.513,44, in order to include in such deed: (i) the companies’ acquiescence with the succession of SUPPIN by the Secretariat of State and Development (Secretaria de Estado de Desenvolvimento) (“SEDES”); and (ii) the extension of the term for SEDES to build the São Mateus Corporate Center until November 30, 2019.

6.5.                           Ratify, pursuant article 17, item XV of the Bylaws, by their unanimous votes and without reservations and/or qualifications, the execution of the an exchange of property agreement, dated as of August 05, 2008, by and between Aracruz Celulose S.A. (succeeded by the Company after a merger) and Estel Serviços Industriais Ltda., limited liability company with its corporate headquarters at Avenida Presidente Castelo Branco, s/nº, Edifício Operacional, Bloco A/B/C, Centro Empresarial, City of Aracruz, State of Espírito Santo, enrolled under the corporate taxpayer ID (CNPJ/FM) No. 27.451.582/0001-89 (“Estel”), in connection with the real estate properties listed in Annex I.

6.6.                           Approve, by their unanimous votes and without reservations and/or qualifications, the use of the reserve of profits and other available reserves, in accordance with article 17, item XIV of the Bylaws, with paragraph 1st of article 30 of Law 6,404/76 dated as of December 15, 1976, as amended (“Brazilian Corporations Law”) and with Instruction No. 567 of the Brazilian Securities and Exchange Commission (“CVM”), dated as of September 17, 2015 (“ICVM 567/15”), in the acquisition, either by a single transaction or by a series of transactions, of up to hundred and forty eight thousand and ninety (548.090) nominative, book-entry, common shares issued by the Company with no par value, in accordance with Annex II and with the following terms and conditions (“Repurchase of Shares Program”):

(i)                              Objective: The objective of the Repurchase of Shares Program is the acquisition of shares to be used in connection with the potential exercise of the call options under the Company’s stock option plan, without a Company’s corporate capital reduction, in compliance with the 1st paragraph of article 30 of Brazilian Corporations Law and the provisions of ICVM 567/15.

(ii)                          Free Float: Currently, pursuant the 3rd paragraph of article 8 of ICVM 567/15, there are two hundred and twenty nine million, five hundred and thirty three thousand, five hundred and eighty eight (229.533.588) nominative, book-entry, common shares issued by the Company with no par value (“Free Float Shares”).

(iii)                      Treasury Shares: On this date, there is a total of three hundred and forty four thousand and forty two (344.042) nominative, book-entry, common shares with no par value held in treasury.

(iv)                       Number of shares to be acquired: Considering the number of Free Float Shares and the number of shares held in treasury, the Company may, at its sole discretion and in accordance with the terms and conditions of this Repurchase of Shares Program, subject to article 8 of ICVM 567/15, acquire up to five hundred and forty eight thousand and ninety (548.090) shares, corresponding to approximately 0.1% (zero point one percent) of the outstanding shares of the Company and up to 0.24% (zero point twenty four per cent) of the Free Float Shares.

(v)                           Price and acquisition mode: The transactions for the acquisition of shares will be carried out in BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), at market price, being the Company’s Board of Executive Officers responsible for deciding the moment and the amount of shares to be acquired, either by a single transaction or by a series of transactions, in compliance with the limits provided for in the applicable rules.

(vi)                       Term of the Company’s Repurchase of Shares Program: The maximum term for the acquisition of shares is eighteen (18) months, starting on March 28, 2017 and ending on September 27, 2018.

(vii)                   Financial Institutions: The acquisition of shares will be carried out at market price by brokerage firms to be defined in due time by the Company’s management.

(viii)               Available Funds: The transactions performed under the Repurchase of Shares Program will be funded by the total amount of (a) the profits and capital reserves, with the exclusion of the legal reserve, the reserve of unrealized profits, the special reserve of undistributed dividends and the reserve of tax incentives; (b) net income of the relevant fiscal year, with the exclusion of the amounts to be destined to the legal reserve, the reserve of unrealized profits, the special reserve of undistributed dividends and the reserve of tax incentives and to the payment of the mandatory dividend, as the case may be.

(ix)                       Verification of Available Funds: The existence of available funds to back the acquisition of its own shares will be verified based on the Company’s latest annual, interim or quarterly financial statements released before the actual transfer of Company’s shares to the Company.

(x)                           Precautionary measures: The use of the interim financial statements or the quarterly financial information to back the transactions shall observe, at least, the following precautionary measures: (a) segregation of values that, at the end of the fiscal year, would be placed in the mandatory reserves and the amount that would be destined to the mandatory dividend; (b) performance of the necessary withholdings to ensure that the values to be used for the payment of the mandatory dividend at the end of the fiscal year and for the repurchase of shares are fully backed by ascertained profits (immediately or shortly available); and (c) analysis of Company’s past records regarding the regular behavior of the earnings in the remainder of the fiscal year and a projection of the earnings in the relevant fiscal year, submitting such information to the Board of Directors.

(xi)                       Projected earnings of the relevant fiscal year: In no event will the use of projected earnings of the relevant fiscal year to back the transactions carried out under the Repurchase of Shares Program be admitted.

(xii)                   Verification by the Board of Executive Officers: The Board of Executive Officers shall only carry out the acquisitions once it has taken all the necessary diligences to ensure that: (a) the liquidation of each transaction on its due date is compatible with the financial situation of the Company, not affecting the fulfillment of the obligations undertaken by the Company with its creditors nor the payment of the mandatory dividend; and (b) in case of verification of available funds based on interim financial statements or reflected in the quarterly information forms (ITR), there are no predictable events capable of causing relevant changes in the amount of such funds throughout the remainder of the fiscal year.

(xiii)               Treasury Shares: According to the applicable laws, the shares, while held in treasury, are not entitled to political or cash-flow rights.

(xiv)                Disregard of Treasury Shares: According to the 2nd paragraph of article 10 of ICVM 567/15, treasury shares shall not be counted for the purpose of calculating the quorum for convening the shareholders’ meetings and the quorum for voting on decisions provided for under Brazilian Corporations Law and the securities rules applicable.

(xv)                    Stock bonus, reverse share splits or share splits: Should any reverse share splits, share splits or stock bonus be approved, the number of treasury shares shall be altered in order to adjust the numerical expression of shares held in treasury, such adjustment not modifying the balance sheet which backed the acquisition.

(xvi)                     Sale of Shares in the context of the Company´s Stock Option Plan: The shares acquired in connection with this Repurchase of Shares Program may, at the sole discretion of the Company’s Board of Director, be used in connection with the exercise of call options under the Company’s stock option plan.

(xvii)            Sale or cancellation of exceeding shares: The Company shall cancel or sell the shares which exceed the balance of profits and the available reserves within six (6) months as of the release of the annual and interim financial statements or the quarterly financial information in which such excess is verified.

(xviii)        Authorization to Board of Executive Directors: In view of the deliberations above, the Board of Officers is authorized to execute all documents and to perform all and any necessary acts to implement the Repurchase of Shares Program approved above.

6.7.                           Submit to the appreciation of the Extraordinary Shareholders’ General Meeting the proposal of a Plan to grant a right over the appreciation of the value of the Company’s shares (“Phantom Shares Plan”), as per the recommendation of the Finance Committee and of the Personnel and Remuneration Committee.

6.7.1.                                  The Phantom Shares Plan purpose is to align the Company’s and the shareholders interest to the interests of the members of the statutory board of executive officers and the non-statutory board of executive officers of the Company, as well as of its managerial level executives (gerentes) selected by the Board of Directors (“Beneficiaries”), by linking part of the Beneficiaries compensation to the Company’s performance and to the generation of value to the Company’s shareholders, as well as to stimulate the expansion, success and achievement of the corporate purposes of the Company and, consequently, the long-term value creation to the Company and its shareholders.

6.7.2.                                        Under the terms of the Phantom Shares Plan, once the requirements, conditions and terms set for in such plan are fulfilled, the Beneficiary will be granted a right over the appreciation of the value of the Company’s shares (“Reference Shares”), which will be converted in a right to receive from the Company compensation linked to the appreciation of such Reference Shares, in Brazilian national currency.

6.7.3.                                        The Phantom Shares Plan will be submitted for approval at the shareholders’ meeting in order to replace and, simultaneously, cancel, as of the date of its approval, the Company’s stock option plan approved at the Company’s Extraordinary Shareholders’ Meeting held on April 25, 2014 (“Stock Option Plan 2014”). However, the termination of the Stock Option Plan 2014 shall not affect the effectiveness of the options granted in accordance with the Stock Option Plan 2014 and that are still in force, which shall continue to be in force and be governed by the provisions of the Stock Option Plan 2014 and by the respective stock option agreements.

6.7.4.                                        The Phantom Shares Plan will be managed by the Company’s Board of Directors, which shall also define annually the value of the individual grants. .

6.8.                           Approve the call notice of (i) the Extraordinary Shareholders’ Meeting to be held on April 28, 2017, at 10AM, at the Company’s headquarters, to decide on the matter set forth in item 6.7, among others; and (ii) the Annual Shareholders’ Meeting to be held on April 28, 2017, at 2PM, at the Company’s headquarters, to decide on the matters set forth in article 132 of Brazilian Corporations Law.

6.9.                           The Board of Directors discussed and prepared the annual performance feedback of the Chief Executive Officer, in addition to the Goals defined for the CEO for the year of 2016.

6.10.                    The Board of Directors acknowledged the results of the Board of Directors’ evaluation process developed with the support of and Independent Consulting Firm, which will be the seventh consecutive cycle of evaluation of the Board of Directors. The conclusions of the process were discussed, and it was assigned to the Chairman of the Board of Directors the responsibility of creating a plan of action, incorporating the opportunity for improvements in this organ’s governance, which shall be submitted to the Board of Directors’ approval on the next meeting.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, Ernesto Lozardo, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Raul Calfat, Marcos Barbosa Pinto, and, also, Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, March 16, 2017.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

ANNEX I

OF THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON MARCH 16, 2017 OF FIBRIA CELULOSE S.A.

Real Estate Properties to be Exchanged

Property Owner 1	Type of Property	Name of the Property	Registry No.	City	State	Total Property Area (ha)	Area to be Exchanged (ha)
Fibria Celulose S.A	Rural	Bloc 01 AR	13182	Aracruz	ES	38.414,16	7,44

Property Owner 2	Type of Property	Name of the Property	Registry No.	City	State	Total Property Area (ha)	Area to be Exchanged (ha)
Estel Maquinas e Serviços Industriais Ltda.	Rural	Estel Farm	28993	Linhares	ES	74,44	74,44

ANNEX II

OF THE MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON MARCH 16, 2017 OF FIBRIA CELULOSE S.A.

INFORMATION REQUIRED BY THE ANNEX 30 — XXXVI

OF BRAZILIAN SECURITIES AND EXCHANGE COMISSION INSTRUCTION N. 480, DATED AS
FROM DECEMBER 7, 2009

1.                                     Provide detailed justification on the objectives and economic effects to be expected by the transactions.

The objective of Company with the Repurchase of Shares Program is the acquisition of shares to be used in connection with the potential exercise of the call options under the Company’s stock option plan, without a Company’s corporate capital reduction, in compliance with the 1st paragraph of article 30 of Brazilian Corporations Law and the provisions of ICVM 567/15.

2.                                     Inform the amount of (i) free float shares and (ii) treasury shares.

On this date, (i) there are two hundred and twenty nine million, five hundred and thirty three thousand, five hundred and eighty eight (229.533.588) nominative, book-entry, common shares issued by the Company with no par value, pursuant the definition in the 3rd paragraph of article 8 of ICVM 567/15, (“Free Float Shares”); and (ii) three hundred and forty four thousand and forty two (344.042) nominative, book-entry, common shares with no par value held in treasury.

3.                                     Inform the amount of shares that may be acquired or sold by the company.

The Company may acquire up to five hundred and forty eight thousand and ninety (548.090) shares, corresponding to approximately 0,10% of the outstanding shares of the Company and up to 0,24% of the Free Float Shares.

4.                                     Describe the main features of the derivative instruments that the company may use, if applicable.

The Company will not use derivative instruments.

5.                                     Describe, if applicable, currently existing agreements or vote orientations entered into by and between the company and the counterparty of the transaction

There are no vote orientations between the Company and counterparties, since the acquisitions of shares will be performed via the BM&FBOVESPA.

6.                                     In the event of operations performed out of the organized markets, inform:

a.              The highest (lowest) price at which the shares will be acquired (sold); and

b.              If applicable, the reasons that justify the carrying out of the transaction at a price more than 10% (tem per cent) higher, in case of acquisition, or more than 10% (ten per cent) lower, in case of sale, than the average of the price weighted by the trade volume, in the last ten (10) auctions in the stock exchange.

Not applicable, since the acquisitions of shares will be performed via the BM&FBOVESPA.

7.                                     Inform, if applicable, the impacts that the negotiation will have on the control or administrative structures of the company.

There will be no impacts on the control or administrative structures of the Company due to the implementation of the Repurchase of Shares Program.

8.                                     Identify the counterparties, if known, and, if such counterparty is a company’s related party, as defined in the accounting rules regarding this matter, provide the information required by the article 8 of Instruction N. 481 of the Brazilian Securities and Exchange Commission, dated December 17, 2009.

The acquisition of shares will be performed through transactions via the BM&FBOVESPA, so there are no known counterparties or transactions with related parties.

9.                                     Indicate the destination of the funds, if applicable.

The decision of cancelling or selling the treasury shares will be opportunely made and timely disclosed to the market. In the event of sale of shares, the corresponding funds will be destined to the Company’s operations.

10.                              Indicate the maximum term for the carrying out of the authorized transactions.

The repurchase of shares transactions will be effected within eighteen (18) months, starting on March 28, 2017 and ending on September 27, 2018.

11.                              Identify the institutions that will act as intermediaries, if any.

The acquisition of shares will be carried out by brokerage firms to be defined in due time by the Company’s management.

12.                              Specify the origin of the funds to be used, as provided by art. 7, paragraph 1, of the CVM Instruction No. 567, of September 17, 2015.

The repurchase of shares transactions, in accordance with the Repurchase of Shares Program, will be funded by the global amounts of (a) the profits and capital reserves, not included the legal reserve, the unrealized profits reserve, the special reserve of undistributed dividends and the reserve of tax incentives, as applicable; and (b) of the realized results of the ongoing fiscal year, except for those to be placed in the legal reserve, the reserve of unrealized profits, the special reserve of undistributed profits and the reserve of tax incentives and the payment of the mandatory dividends.

The existence of available funds for the acquisition of shares will be verified in view of the Company’s latest yearly, interim or quarterly financial statements disclosed before the carrying out of the transfer of the shares to the Company, subject to the provisions of the CVM Instruction No. 567/15.

13.                              Specify the reasons why the members of the Board are of the opinion that the repurchase of shares will not adversely affect the performance of the obligations entered into by the Company with its creditors or the payment of mandatory dividends, either fixed or minimum.

Based on the financial statements regarding the quarter ended on December 31st, 2016, the Company held a consolidated position of liquid assets (“Liquid Assets”) in the amount of three billion, two hundred and ninety five million and sixty thousand reais (R$3,295,060,000.00), that in comparison with a consolidated position of debts with creditors (“Debts”) in the total amount of three billion, five million, one hundred and eighteen thousand reais (R$ 3,005,118,000.00).

Liquid Assets include: cash in the amount of approximately two billion, six hundred and sixty million and seventy three thousand reais (R$ 2,660,073,000.00); and receivables from clients in the amount of approximately six hundred and thirty four million, none hundred and eighty seven thousand reais (R$ 634.987.000,00).

Debts include: short term loans and financing in the amount of approximately one billion, one hundred and thirty eight million, two hundred and eighty-seven thousand reais (R$ 1.138.287.000,00) and suppliers in the amount of approximately one billion, eight hundred and sixty six million, eight hundred and thirty one thousand reais (R$ 1.866.831.000,00).

In case of repurchase of the totality of the five hundred and forty eight thousand and ninety (548.090), common shares subject of the Company’s Repurchase of Shares Plan, the amount that would be spent in such transaction, considering the average price of the shares in the last ten (10) auctions in the Stock Exchange in which the Company shares were traded, the transaction would reach the total amount of R$14,455.325,66 (fourteen million, for hundred and fifty five thousand, three hundred and twenty five reais and sixty six cents), a value less than 0.44% (zero point forty four per cent) of the Liquid Assets.

Accordingly, given that the repurchase of shares would be equivalent to a small percentage of the Company’s Liquid Assets, being funded by means of available resources, the managers are of the opinion that the carrying out of the Company’s Repurchase of Shares Plan will not adversely affect the performance of the obligations entered into by the Company with creditors nor the payment of mandatory dividends.

*-*-*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24th, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO